Exhibit 99.1

Genius Group increases Bitcoin Treasury to 440 Bitcoin for $42 million.

SINGAPORE, February 3, 2025 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered, Bitcoin-first education group, today announced that it has increased its Bitcoin purchases for its Bitcoin Treasury by an additional $2 million to 440 Bitcoin for $42 million, at an average price of $95,519 per Bitcoin.

As at market close on January 31, 2025, the Company’s Bitcoin Treasury of 440 Bitcoin had a market value of $46 million based on the Bitcoin price of US$104,893 per Bitcoin. The Company’s market cap was $33.1 million based on 68.8 million issued shares and the share price of $0.48 at market close on Friday January 31, 2025. This gives the Company a BTC / Price ratio of 139%, with the ratio calculated by dividing the market value of the Company’s Bitcoin Treasury by its market cap. Based on this ratio, as at January 31, 2025, $100 of the Company’s equity includes $139 in Bitcoin in its Bitcoin Treasury. This ratio is subject to change based on the price of Bitcoin and the price of the Company’s shares.

About Genius Group

Genius Group (NYSE: GNS) is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 5.4 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit www.geniusgroup.net.

For more information, please visit https://www.geniusgroup.net/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contacts

MZ Group - MZ North America

(949) 259-4987

GNS@mzgroup.us

www.mzgroup.us